UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Flexion Therapeutics, Inc.
(Name of Subject Company)

Flexion Therapeutics, Inc.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

33938J106
(CUSIP Number of Class of Securities)

Michael D. Clayman, M.D.
Chief Executive Officer
Flexion Therapeutics, Inc.
10 Mall Road, Suite 301
Burlington, MA 01803
(781) 305-7777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:
Miguel J. Vega
Kevin Cooper
Sean M. Clayton
Cooley LLP
500 Boylston Street, 14th Floor
Boston, MA 02116
(617) 937-2300

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Flexion Therapeutics, Inc., a Delaware corporation (the “Company” or “Flexion”), by Pacira BioSciences, Inc., a Delaware corporation (“Parent”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of October 11, 2021 (the “Merger Agreement”), by and among the Company, Parent and Oyster Acquisition Company Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”), to acquire all of the outstanding shares of common stock of the Company, $0.001 par value per share (the “Shares”), at an offer price of (i) $8.50 per Share in cash, net of applicable withholding taxes and without interest, plus (ii) one contingent value right per Share, which will represent the right to receive one or more contingent payments up to $8.00 in the aggregate upon the achievement of specified milestones. If successful, the Offer will be followed by a merger of Purchaser with and into the Company (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Company continuing as the surviving corporation in the Merger.
This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and the Merger:
(i)
Employee FAQ, first used on October 11, 2021.

(ii)
External FAQ, first used on October 11, 2021.

(iii)
Letter to Partners and Distributors, first used on October 11, 2021.

(iv)
Letter to Employees, first used on October 11, 2021.

(v)
Letter to Prospective Hires, first used on October 12, 2021.

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on October 12, 2021 (including all exhibits attached thereto and incorporated therein by reference) is incorporated herein by reference.
Forward-Looking Statements
This communication contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be”, “would be”, “may”, “could” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of Flexion and the timing and benefits thereof, Parent’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, patent terms and other statements that are not historical facts. These forward-looking statements are based on Parent’s and Flexion’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Parent’s ability to complete the transaction on the proposed terms and schedule or at all; whether the tender offer conditions will be satisfied; whether sufficient stockholders of Flexion tender their shares in the transaction; the outcome of legal proceedings that may be instituted against Flexion and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for Flexion and its products, including uncertainty of the expected financial performance of Flexion and its products, including whether the milestones will ever be achieved; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; and the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement, as well as other risks related to Parent’s and Flexion’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Parent’s and Flexion’s respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2020 and subsequent quarterly and current reports filed with the SEC. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Parent’s and Flexion’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Parent and Flexion undertake no duty or obligation to update any forward-looking statements contained in this communication as a result of new information, future events or changes in their expectations, except as required by law.
Additional Information about the Transaction and Where to Find It
The Offer described in this communication has not yet commenced, and this communication is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Flexion or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Parent and Purchaser, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Flexion. The Offer to purchase Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, which will be named in the tender offer statement. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by Flexion under the “Investors” section of Flexion’s website at ir.flexiontherapeutics.com. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by Parent under the “Investors” section of Parent’s website at investor.pacira.com.

Exhibit Index
Exhibit Number	Description
99.1	Employee FAQ, first used on October 11, 2021.
99.2	External FAQ, first used on October 11, 2021.
99.3	Letter to Partners and Distributors, first used on October 11, 2021.
99.4	Letter to Employees, first used on October 11, 2021.
99.5	Letter to Prospective Hires, first used on October 12, 2021.